Filed pursuant to Rule 253(g)(2)
File No. 024-11102
JAMESTOWN INVEST 1, LLC
SUPPLEMENT NO. 19 DATED OCTOBER 13, 2023
TO THE OFFERING CIRCULAR DATED SEPTEMBER 24, 2021
This document supplements, and should be read in conjunction with, the offering circular of Jamestown Invest 1, LLC (the “Company,” “we”, “our” or “us”), dated September 24, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 24, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.
The purpose of this supplement is to disclose:
•Net Asset Value (“NAV”) Per Share as of September 30, 2023;
•Update the status of our public offering;
•Provide an asset management update on our investment in Southern Dairies @ Ponce City Market
Net Asset Value (NAV) Per Share
On October 13, 2023, the Investment Committee of the Board of Directors of Jamestown Invest Manager, L.P. (the “Manager”) approved the NAV per share of our common shares of $12.30 as of September 30, 2023. As described in our Offering Circular, the purchase price of the Company's common shares is equal to the greater of (i) $10.00 or (ii) NAV per share as most recently announced as of the date of subscription. Accordingly, such purchase price of our common shares will be adjusted to $12.30 per share, beginning on the date of this announcement (October 13, 2023), and will be effective until updated by us on December 31, 2023, or within a commercially reasonable time thereafter.
NAV per share is calculated by taking the total value of the Company’s assets less the total value of the Company’s liabilities, divided by the number of shares outstanding as of September 30, 2023. Our NAV per share is calculated by our internal valuation process that reflects several components, as described in our Offering Circular “Description of our Common Shares—Valuation Policies.”
The Company’s NAV per share as of the three months ended September 30, 2023 decreased by $0.07, primarily due to an decrease in the interest rate swap value.
(a)Real Estate Valuation - The current quarter-end valuation of Southern Dairies ("The Property") of $50.7 million reflects a $0.1 million or 0.2% increase in the asset's gross value compared to the prior three months ended valuation of $50.6 million.1 The increase in real estate value is primarily due to the roll-forward of the appraisal.
(b)Debt Valuation - As of the date of this report, the Federal Reserve has increased the target federal funds interest rate to a range of 5.25% to 5.50% from nearly zero in March 2022. The increases in benchmark rates increase the cost of borrowing for floating rate loans. As a result of the interest rate swap put in place in April 2020, $21.2 million of the $25.8 million loan bears a fixed rate of 2.683% through 2025, while the remaining balance bears a floating rate.2,3 The value of the interest rate swap on the fixed portion of the loan and the value of our underlying debt fluctuate with market conditions, affecting our overall debt valuation.
Status of Our Public Offering
As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “public offering”) of $50,000,000 in our common shares on November 27, 2019. Prior to commencing our public offering, we had raised $5,501,000 through a private placement.
As of September 30, 2023, we had raised public offering proceeds of $5,716,110 and had issued 552,129 shares of our common shares in the public offering. In total, we have raised $11,217,110 in offering proceeds and issued 1,102,299 shares of our common shares through both the private placement and the public offering, excluding any shares redeemed.
1 Shown at 100% property level. Jamestown Invest 1, LLC owns a 51% interest in the Property.
2 Our total outstanding principal balance of debt is $25,817,000 (100% property level), or $13,166,670 at our 51% ownership share as of September 30, 2023. Accordingly, our portfolio leverage ratio is 47.4% as of September 30, 2023 (calculated as our share of outstanding debt of $13,166,670 divided by our share of gross asset value of $27,753,371).
3 Of the total $25,817,000 debt balance (100% share), $21,240,000 bears an all-in interest rate of 2.683% fixed by an interest rate swap, and $4,577,000 bears floating rate interest at SOFR plus 1.55%. Accordingly, the total weighted average interest rate was 3.42% based on rates as of September 30, 2023

The terms of the public offering indicate that the public offering will terminate on the earlier of 180 days after the third anniversary of the initial qualification date or the date on which the maximum offering amount has been raised; provided, however, that the Manager may terminate the public offering at an earlier time.
Fund Offering
Since the acquisition of the Property, the Manager has repositioned the asset and substantially completed a value-add business plan as of September 30, 2023. The Manager believes the Company has sufficient cash to complete the remaining portion of the business plan and therefore stopped accepting new investments as of July 12, 2022.

Additionally, the Manager has decided not to pursue an additional acquisition as the current capital market environment has limited opportunities that meet the required investment criteria. With rising interest rates and reduced availability of debt financing in the capital markets over the past quarter, the Manager has determined a near term sale of the Property is unlikely.
Asset Management Update - Southern Dairies @ Ponce City Market
Leasing Updates
As of September 30, 2023, the Property is 94.1% leased with a weighted average lease term of 6.4 years. The spec suite is currently under construction with an anticipated delivery date in November. There has been limited tour activity at the property while the spec suite has been undergoing renovation. We anticipate an increase in tour activity once the spec suite is complete.

Collections
The Property continues to collect rents at a strong level, with rent collections of 92% continuing through the three months ended September 30, 2023.
Parking Upgrades
During the three months ended September 30, 2023, the Property generated approximately $98,000 in transient parking revenue. Increased traffic to the Property resulted in an 11.8% year-over-year increase in transient parking revenue when compared to three months ended September 30, 2022.
Property Activations

The Property completed its final monthly food truck activation, “Third Thursdays: Truck to Table,” hosting local operator Tacos de mi Tierra. Lola, a women’s coworking space, hosted a wellness day for women including yoga, pilates, and a mindfulness class, as well as a wellness seminar.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jamestown Invest 1, LLC
By:	/s/ Matt Bronfman
Name:	Matt Bronfman
Title:	Chief Executive Officer

Date:	October 13, 2023

Safe Harbor Statement
This Supplement on Form 253(g)(2) contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 24, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 24, 2021 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.
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